# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HG Holdings, Inc., CIK 0000797465
CUSIP: 42834P207
Title of class of securities: Common Stock, Par Value $0.02 Per Share
Address of issuer's principal executive offices: 6265 OLD WATER OAK ROAD, UNIT 204, TALLAHASSEE, Florida (FL), 32312
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001602824
Persons authorized to receive notices and communications: Steven A. Hale II, Manager, Hale Partnership Capital Management, LLC, 4350 Congress St., Ste. 580, Charlotte, North Carolina (NC), 28209, 336-552-6228

## Reporting persons
- Hale Partnership Capital Management, LLC (CIK 0001602824): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 3,777,158; sole dispositive power 0; shared dispositive power 3,777,158; aggregate amount beneficially owned 3,777,158 (74% of the class)
- Hale Partnership Capital Advisors, LLC (CIK 0001809377): type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 2,265,175; sole dispositive power 0; shared dispositive power 2,265,175; aggregate amount beneficially owned 2,265,175 (44.4% of the class)
- Hale Partnership Fund, L.P. (CIK 0001496265): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,550,439; sole dispositive power 0; shared dispositive power 1,550,439; aggregate amount beneficially owned 1,550,439 (30.4% of the class)
- Hale ICFG Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 376,689; sole dispositive power 0; shared dispositive power 376,689; aggregate amount beneficially owned 376,689 (7.4% of the class)
- MGEN II - Hale Fund, L.P. (CIK 0001809376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 63,100; sole dispositive power 0; shared dispositive power 63,100; aggregate amount beneficially owned 63,100 (1.2% of the class)
- Clark - Hale Fund, L.P. (CIK 0001809189): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dickinson - Hale Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 87,704; sole dispositive power 0; shared dispositive power 87,704; aggregate amount beneficially owned 87,704 (1.7% of the class)
- Smith - Hale Fund, L.P. (CIK 0001809193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 187,243; sole dispositive power 0; shared dispositive power 187,243; aggregate amount beneficially owned 187,243 (3.7% of the class)
- Hale Steven A II (CIK 0001667535): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), affiliate funds (AF); sole voting power 27,777; shared voting power 3,777,158; sole dispositive power 27,777; shared dispositive power 3,777,158; aggregate amount beneficially owned 3,804,935 (74.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.02 Per Share
Name of issuer: HG Holdings, Inc.
Address of issuer's principal executive offices: 6265 OLD WATER OAK ROAD, UNIT 204, TALLAHASSEE, Florida (FL), 32312
Comment:
This Amendment No. 11 (this "Amendment No. 11") amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons (as defined below) with the Securities and Exchange Commission (the "SEC") on February 9, 2017, as amended by (i) Amendment No. 1 thereto filed with the SEC on December 14, 2017, (ii) Amendment No. 2 thereto filed with the SEC on May 25, 2018, (iii) Amendment No. 3 thereto filed with the SEC on June 11, 2018, (iv) Amendment No. 4 thereto filed with the SEC on April 25, 2019, (v) Amendment No. 5 thereto filed with the SEC on May 17, 2019, (vi) Amendment No. 6 thereto filed with the SEC on July 8, 2019, (vii) Amendment No. 7 thereto filed with the SEC on December 13, 2019, (viii) Amendment No. 8 thereto filed with the SEC on December 27, 2019, (ix) Amendment No. 9 thereto filed with the SEC on July 2, 2020, and (x) Amendment No. 10 thereto filed with the SEC on May 13, 2025 (the "Schedule 13D" and, as amended by this Amendment No. 11, this "Statement"). Except as amended and supplemented by this Amendment No. 11, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

This Statement relates to the common stock, par value $0.02 per share (the "Common Stock"), of HG Holdings, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6265 Old Water Oak Road, Suite 204, Tallahassee, Florida 32312. All share amounts set forth in this Statement reflect the Company's July 15, 2021 1-for-12 reverse stock split of Common Stock.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by the following persons (the "Reporting Persons"):

Hale Partnership Capital Management, LLC ("Hale Advisor") - North Carolina
Hale Partnership Capital Advisors, LLC ("Hale GP") - North Carolina
Hale Partnership Fund, L.P. ("Hale Fund I") - Delaware
Hale ICFG Fund, L.P. ("Hale Fund II") - Delaware
MGEN II - Hale Fund, L.P. ("Hale Fund III") - Delaware
Clark - Hale Fund, L.P. ("Hale Fund IV") - Delaware
Dickinson - Hale Fund, L.P. ("Hale Fund V") - Delaware
Smith - Hale Fund, L.P. ("Hale Fund VI" and, together with Hale Fund I, Hale Fund II, Hale Fund III, Hale Fund IV and Hale Fund V, the "Hale Funds") - Delaware
Steven A. Hale II ("Mr. Hale") - n/a

The Reporting Persons' beneficial ownership of the Common Stock reported herein consists of (i) shares of Common Stock held directly by the Hale Funds, (ii) shares of Common Stock held in a discretionary separately managed account (the "Managed Account") for which Hale Advisor serves as investment manager, and (iii) shares of Common Stock held directly by and originally granted to Mr. Hale in his individual capacity as Chairman of the Company's Board of Directors (the "Board") and Chief Executive Officer of the Company under the Company's now-terminated 2012 Incentive Compensation Plan, as amended (the "2012 Company Plan").
Residence or business address: The principal business and principal office address for each of the Reporting Persons is 4350 Congress St., Suite 580, Charlotte, North Carolina 28209.
Present principal occupation or employment:
The principal business or occupation of each Reporting Person is as follows:

Hale Advisor - Investment manager of the Hale Funds
Hale GP - General partner of the Hale Funds
Hale Fund I - Investment Fund
Hale Fund II - Investment Fund
Hale Fund III - Investment Fund
Hale Fund IV - Investment Fund
Hale Fund V - Investment Fund
Hale Fund VI - Investment Fund
Mr. Hale - Manager of Hale Advisor and Hale GP
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hale is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Except as set forth herein, all purchases of the Common Stock held directly by the Hale Funds have been made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock held directly by the Hale Funds was approximately $8,495,892 (excluding brokerage commissions and transaction costs and excluding the value of the ACMAT Shares (as defined below) assigned and contributed to the Company in exchange for shares of Common Stock).

On April 21, 2025, all of the Hale Funds other than Hale Fund IV entered into that certain Assignment and Contribution Agreement (the "Contribution Agreement") by and among such Hale Funds and the Company, pursuant to which such Hale Funds assigned and contributed to the Company an aggregate of 8,328 shares of common stock, no par value ("ACMAT Common Stock"), and 150,646 shares of Class A stock, no par value ("ACMAT Class A Stock" and, together with the ACMAT Common Stock, the "ACMAT Shares"), of ACMAT Corporation, a Connecticut corporation. In consideration of and exchange for the assignment and contribution of the ACMAT Shares, the Company issued to the Hale Funds an aggregate of 1,527,219 shares of Common Stock.

Except as set forth herein, all shares of Common Stock held in the Managed Account were purchased using the funds of the investor in the Managed Account for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock held in the Managed Account was approximately $1,051,134 (excluding brokerage commissions and transaction costs and excluding the value of the ACMAT Shares assigned and contributed to the Company in exchange for shares of Common Stock).

On April 21, 2025, pursuant to the Contribution Agreement, the Managed Account assigned and contributed to the Company 1,875 shares of ACMAT Common Stock and 141,010 shares of ACMAT Class A Stock. In consideration of and exchange for the assignment and contribution of the ACMAT Shares, the Company issued to the Managed Account 1,372,657 shares of Common Stock.

The closing of the transactions contemplated by the Contribution Agreement was contingent upon the closing of the transactions contemplated by that certain Master Services Agreement, dated April 21, 2025 and effective June 1, 2025, by and between the Company and HP Risk Solutions, LLC, a wholly-owned subsidiary of HP Holding Company, LLC, which is wholly owned by certain affiliates of Mr. Hale, pursuant to which the Company will provide certain managerial and operational services to HP Risk Solutions, LLC for consideration from HP Risk Solutions, LLC of $6 million per year over the course of three years (the "Services Agreement"). Such services to be performed pursuant to the Services Agreement include, but are not limited to: reinsurance brokerage services; the review and improvement of financial goals; compliance with legal and regulatory mandates; maintenance of an ethical business environment; investment and asset manager compliance; cash and equity management; corporate tax management; personnel management; related party transaction oversight; tax preparation administration; strategic capital modeling; the review of potential acquisitions and transactions involving affiliates and third parties, including but not limited to, renewal rights deals, loss portfolio transfers or entity acquisitions; execution of (or provision for the execution of) all general corporate legal matters; and provision of internal control management services.

The 27,777 shares of Common Stock for which Mr. Hale holds sole voting power were granted to Mr. Hale in his individual capacity as Chairman of the Board and Chief Executive Officer of the Company as a restricted stock award under the 2012 Company Plan (the "Restricted Stock Award"). Such shares became fully vested on June 28, 2022.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. Depending on various factors, including but not limited to the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons' ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to an investment in the company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of 17 CFR Section 240.13d-101. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The Reporting Persons beneficially own in the aggregate 3,804,935 shares of Common Stock, which represents approximately 74.50% of the outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 5,107,035 outstanding shares of Common Stock, determined as follows: (i) 5,204,713 shares of Common Stock reported by the Company as outstanding as of November 11, 2025 in its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025, less (ii) 97,678 shares of Common Stock repurchased by the Company pursuant to that certain Stock Repurchase Agreement dated as of December 10, 2025 by and between the Company and Hale Fund IV (the "Hale Fund IV Stock Repurchase Agreement").

Each of the Hale Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Hale Advisor, as the investment manager for each of the Hale Funds, Hale GP, as the general partner for each of the Hale Funds, and Mr. Hale, as the sole manager of Hale Advisor and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds and, consequently, Hale Advisor, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Advisor, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

Hale Advisor, as the investment manager of the Managed Account, beneficially owns the 1,511,983 shares of Common Stock held therein. Hale Advisor receives performance-based fees in relation to the Managed Account based on performance periods of five years. Mr. Hale, as the sole manager of Hale Advisor, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock held in the Managed Account. Mr. Hale disclaims beneficial ownership of such shares for all other purposes.

Mr. Hale holds sole voting power for 27,777 shares of Common Stock pursuant to the Restricted Stock Award granted to him on June 28, 2019, in his individual capacity as Chairman of the Board and Chief Executive Officer of the Company. The Restricted Stock Award was approved by the Board and granted under the 2012 Company Plan. Such shares became fully vested on June 28, 2022.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: (see above)
Transactions in the class effected during the past sixty days: Pursuant to the Hale Fund IV Stock Repurchase Agreement, on December 10, 2025, the Company repurchased all 97,678 shares of Common Stock held by Hale Fund IV for $4.25 per share, for an aggregate purchase price of $415,131.50, in a privately negotiated transaction. As a result of the Hale Fund IV Stock Repurchase Agreement, Hale Fund IV no longer holds sole or shared voting or dispositive power with respect to any shares of Common Stock. There were no other transactions with respect to the Common Stock effected by the Reporting Persons over the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Assignment and Contribution Agreement, dated April 21, 2025, by and among HG Holdings, Inc. and the Assignors named therein. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 23, 2025 (File No. 001-34964).

99.2 Master Services Agreement, dated April 21, 2025, by and between HG Holdings, Inc. and HP Risk Solutions, LLC. Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 23, 2025 (File No. 001-34964).

## Signatures
- Hale Partnership Capital Management, LLC: /s/ Steven A. Hale II, Steven A. Hale, Manager (12/12/2025)
- Hale Partnership Capital Advisors, LLC: /s/ Steven A. Hale II, Steven A. Hale II, Manager (12/12/2025)
- Hale Partnership Fund, L.P.: /s/ Steven A. Hale II, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- Hale ICFG Fund, L.P.: /s/ Steven A. Hale II, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- MGEN II - Hale Fund, L.P.: /s/ Steven A. Hale II, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- Clark - Hale Fund, L.P.: /s/ Steven A. Hale II, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- Dickinson - Hale Fund, L.P.: /s/ Steven A. Hale II, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- Smith - Hale Fund, L.P.: /s/ Steven A. Hale, Steven A. Hale II, Manager of Hale Partnership Capital Advisors, LLC, its general partner (12/12/2025)
- Hale Steven A II: /s/ Steven A. Hale II, Steven A. Hale II (12/12/2025)